

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 25, 2008

By U.S. Mail

Mr. Robert Baca
Chief Executive Officer
Sovereign Exploration Associates International, Inc.
503 Washington Avenue, Suite 2D
Newtown, PA 18940

> **Re:** **Sovereign Exploration Associates International, Inc.**
> **Item 4.02 Form 8-K**
> **Filed November 6, 2008**
> **File No. 333-29903**

Dear Mr. Baca:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief